Exhibit 99.2

NQ Mobile Inc. enters into a binding agreement to sell NationSky

BEIJING and DALLAS, Aug. 26, 2015 /PRNewswire/ — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced it has entered into legally binding share purchase agreements (the “NationSky Agreements”), which provide for the sale of all of NQ Mobile’s interest in the NationSky business (“NationSky Divestment”), including the entire interest in Beijing NationSky Network Technology Co., Ltd., to Mr. Hou Shuli, a founder and senior management member of Beijing NationSky, for an aggregate consideration of US $80 million cash.

The NationSky business provides device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to enterprises. The Company’s board of directors and audit committee approved the NationSky Agreements and the NationSky Divestment. Pursuant to the NationSky Agreements, approximately US$16 million of the total purchase price shall be delivered to the Company within ten business days of the NationSky Agreements, and approximately US$48 million shall be paid to the Company by September 30, 2015, while the remaining US$16 million shall be paid by December 31, 2015. The NationSky Divestment is expected to close within 60 days.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86-10-64522017

+1-469-310-5281

Twitter: @NQMobileIR

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